SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

September 8, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re:	SolarMax Technology, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed August 7, 2023
File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated August 11, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response. Amendment No. 8 (the “Amendment”) is being filed contemporaneously with this letter.

Amendment No. 5 to Registration Statement on Form S-1 filed on August 7, 2023

Use of Proceeds, page 65

1. Please clarify why you disclose net proceeds of the offering as $16.9 million in Use of Proceeds, but as $15,730,000 in the Capitalization section on page 66.

Response: The Use of Proceeds section has been revised in the Amendment to show the net proceeds at $15,730,000.

Exhibits

2. We note your auditors consent at exhibit 23.1. Please have your auditors amend their consent to refer to the correct registration statement amendment

Response: The auditor’s consent refers to Amendment No. 8

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC